April 9, 2007

Mr. Daniel Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	Marriott International, Inc.

Form 10-K For the Fiscal Year Ended December 29, 2006

Filed February 21, 2007

Commission File No. 001-13881

Dear Mr. Gordon:

On behalf of Marriott International, Inc. (“Marriott”), this responds to your letter dated March 30, 2007 setting forth comments of the Staff of the Division of Corporation Finance on our filing referenced above. Each of the Staff’s comments is set forth below, followed by the related response. If you have further questions, we would be pleased to discuss these responses with you at your convenience.

Comment No. 1

We note your disclosure on page 70 that you have reclassified your Timeshare segment note securitization gains from the “Gains and other income” caption to the “Timeshare sales and services” revenue caption. In future filings please additionally expand your disclosure on the face of your statement of income as follows: Timeshare sales and services (including gain on sale of $XXXX).

Mr. Daniel Gordon

Branch Chief

April 9, 2007

Page: 2

Response to Comment No. 1

We confirm that we will include the caption "Timeshare sales and services (including gain on sale of notes of $XXXX)" on the face of our statement of income in all future filings when we have gains on the sales of timeshare notes receivable. Please note that the next periodic report where we expect to report a gain on the sale of timeshare notes will be for our second quarter ending June 15, 2007.

Comment No. 2

You disclose that in 2006 you analyzed your internal reporting process and implemented changes in the fourth quarter that were designed to improve efficiency. You also disclose that you aggregated the brands presented within your North American Full-Service, North American Limited-Service, and International and Luxury segments considering their similar economic characteristics, types of customers, distribution channels, the regulatory business environment of the brands and operations within each segment and your organizational structure and management reporting structure. However, it is not clear to us how you determined that your extended-stay brands met the aggregation requirements set forth in paragraph 17 of SFAS 131. Please provide us with a detailed analysis of each of the requirements in paragraph 17; please additionally address the long-term average gross margins of the brands.

Response to Comment No. 2

In analyzing our operations, we identified operating segments based on our management reporting system and then, pursuant to paragraph 17 of SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information,” (“SFAS 131”) aggregated those operating segments into the reportable segments considering the basic organizational structure of our operations, the similar economic characteristics of the operating segments, the nature of the products and services, customer type, and methods used to provide services or distribute products.

The operating segments of our North American limited service brands — the Courtyard, Fairfield Inn, Residence Inn, Marriott ExecuStay, SpringHill Suites and Towneplace Suites brands — are aggregated to the North American Limited-Service reportable segment (“North American Limited-Service”).

As we are primarily a manager and franchisor, we consider one of our principal customers to be the owners of the properties to which we provide services and provide licenses. Partly due to the similarity of the economics of hotel ownership under one brand versus another, many of our owners and franchisees who own multiple units do so across multiple brands. For managed properties, we typically earn a management fee, which comprises both a base fee calculated as a percentage of hotel-level revenues and an incentive fee calculated on hotel-level profits. Under our franchise programs, we generally receive an initial application

Mr. Daniel Gordon

Branch Chief

April 9, 2007

Page: 3

fee and continuing royalty fees calculated as a percentage of hotel-level revenues. Both our management agreements and franchise agreements typically include provisions for the reimbursement of both direct and indirect costs that we incur, and we provide centralized reservation systems and marketing and advertising campaigns for our brands.

Paragraph 17 of SFAS No. 131 allows the aggregation of two or more operating segments into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS No. 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The primary drivers in aggregating our operating segments into North American Limited-Service were: 1) the composition of our organizational structure and operating management reporting structure; 2) the similarity in the economic characteristics of our limited-service brands; and 3) the similarity in the service levels that we provide across our limited-service hotel brands.

Our management structure is organized such that we have a segment manager responsible for each of our reportable segments, including North American Limited-Service.

Because we earn fees based on revenues and in certain cases profits at the property and are reimbursed operating costs, our margins are driven directly by the operations of the individual properties. The economic characteristics of the North American Limited-Service brands are very similar. In your letter, you requested specific information about long-term average gross margins for these brand categories. For the past four full fiscal years, the average property level House Profit gross margins for the North American Extended-Stay brands we manage differed from the average property level House Profit gross margins for the other North American Limited-Service brands by less than five percent. The percent difference is the relative difference between the margins, not the percentage point difference in margins. In this respect, the gross margins of the North American Limited-Service brands fall within a narrow range and illustrate the similarity of the economic characteristics of these brands. By contrast, over the same four-year period for the brands we manage, the average property level House Profit gross margins for our combined North American Full-Service lodging segment differed from the combined North American Limited-Service average property level House Profit gross margins by more than 22 percent (again, the percent difference is the relative difference between the margins, not the percentage point difference in margins). At this time, we do not anticipate significant changes to the future margins of the brands that comprise the North American Limited-Service segment.

Mr. Daniel Gordon

Branch Chief

April 9, 2007

Page: 4

The North American Limited-Service segment also satisfies the specifically enumerated criteria in Paragraph 17 of SFAS 131 as set forth below:

a.	The nature of the products and services.

The service levels that we provide for the North American Limited-Service brands are similar. The properties generally have similar hotel staff both in terms of function and number (front desk, engineering, housekeeping and management personnel), and provide similar service levels. Each brand has limited food and beverage operations, and limited meeting space. While all of our North American Limited-Service brands provide basic front desk, housekeeping and maintenance services, they do not normally provide many other services of “full service” hotels such as full meeting and conference services, full concierge and recreational services, full food and beverage service (including room service), spa services, etc.

b.	The nature of the production processes.

Although it is not common, in the few situations where we either construct or manage the construction of lodging properties, our production processes are similar and are generally managed for others by our in-house architecture and construction groups.

c.	The type or class of customer for the products and services.

As mentioned above, many of our North American Limited-Service brand owners and franchisees (who we consider to be a class of our customers) own multiple units across multiple brands. Many owners and franchisees of our North American Limited-Service brands include in their portfolios both extended-stay and non-extended-stay Limited-Service brands. At the property level, an extended-stay property can differ from a non-extended-stay property in minor ways; however, that distinction has limited impact on how we manage those properties and how we manage the brands as well. End-user business at our hotels – hotel guests – is generated at all of our operating brands from many sources including travel agencies, corporations, governmental entities, trade associations and Internet travel providers. None of our hotel brands has a unique type or class of customer as each caters to business, leisure and group travelers. Additionally, our sales associates cross-sell among the brands.

d.	The methods used to provide services.

The methods of providing services are very similar for all of our North American Limited-Service brands, which are known globally for their consistent service standards. The standard operating procedures (SOPs) in place for all of our North American Limited-Service hotel brands are very similar and contain many identical elements. Our methods of obtaining new customers are also similar, as our new hotel development efforts are

Mr. Daniel Gordon

Branch Chief

April 9, 2007

Page: 5

centralized, and the methods used to make the hotels available to end-user customers are also similar. For example, one can make reservations by calling individual properties or centralized reservation numbers, contacting travel agencies or other third parties or by booking on the Internet. Our sales associates cross-sell among the lodging brands to increase both revenues and customer satisfaction.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

We do not believe that the regulatory environment varies significantly across our lodging brands.

Comment No. 3

You disclose that you manage 15 hotels on behalf of four tenant entities 100 percent owned by CTF, which lease the 15 hotels from third-party owners, and that you do not consolidate the entities since you do not bear the majority of the expected losses. You also disclose that you manage another hotel on behalf of a tenant entity 100 percent owned by CTF, which leases the hotel from a third-party owner, and that you do consolidate the entity since you bear the majority of the expected losses. In light of the fact the you are secondarily responsible for rent payments in the event that there are cash shortfalls and there is no money left in the trusts that were funded by CTF for a majority of the 15 hotels and also the one hotel, please tell us how you came to different conclusions regarding the consolidation of these five entities pursuant to FIN 46(R).

Response to Comment No. 3

In 2005, in conjunction with the transaction with CTF described in Footnote 8 to our 2006 Form 10-K, we entered into a Leasehold Support Agreement (“LSA”) with CTF, which included the four tenant entities (which hold 15 leasehold interests). In conjunction with the LSA, CTF established the European Leasehold Support Fund (the “Trust”). Funds in the Trust are to be used to fund owner obligations on behalf of the tenant, to the extent there are insufficient gross revenues. The terms of the LSA and the Trust require that the cash flows of the four tenant entities be pooled. Excess cash from one entity must be (1) loaned to another entity, (2) used for fixed assets, or (3) remitted to the Trust. Once the trust fund has been fully used, we are secondarily liable for rent for nine of the properties and we are secondarily liable for rent payments of up to $39 million for the other six properties. Due to this pooling feature, for purposes of performing the FIN 46(R), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51” (“FIN 46R”) analysis, we combined the cash flows from the four tenant entities and performed one combined analysis for all four entities. Because we are secondarily liable for certain rent payments of the 15 hotels in the event that there are cash flow shortfalls in excess of the Trust funds, we included any projected shortfall payments (that is, payments required to be made by Marriott after the funds in the Trust have been depleted) into the expected loss calculation. The results of the expected loss calculation show that CTF bears the majority of the expected losses and is the primary beneficiary. Therefore, CTF would consolidate these entities under FIN 46(R).

Mr. Daniel Gordon

Branch Chief

April 9, 2007

Page: 6

Also in 2005, we entered into leasehold support and trust arrangements related to one entity that was previously 100% owned by CTF, which leases one hotel from a third-party owner. This entity was part of a standalone arrangement and was, therefore, not subject to pooling with any other entities. Because we were secondarily liable for rent payments for this entity in the event there are cash shortfalls in excess of the Trust funds, we included any projected shortfall payments (that is, payments required to be made by Marriott after the funds in the trust related to this one entity have been depleted) into the expected loss calculation. In this case, however, Marriott was the primary beneficiary and therefore, consolidated the tenant entity. Accordingly, the different conclusions reached under FIN 46(R) specifically relate to the calculation of expected losses rather than the fact that Marriott has certain secondary obligations in each situation.

In future filings, we will clarify our disclosure as follows (note that the footnote modifications are in bold below):

In conjunction with the transaction with CTF described more fully in Footnote No. 8, “Acquisitions and Dispositions,” under the caption “2005 Acquisitions” we manage 15 hotels on behalf of four tenant entities 100 percent owned by CTF, which lease the 15 hotels from third-party owners. The entities have minimal equity and minimal assets comprised of hotel working capital. CTF has placed money in a trust account to cover cash flow shortfalls and to meet rent payments. The terms of the trust require that the cash flows for the four tenant entities be pooled for purposes of making rent payments and determining cash flow shortfalls. At year-end 2006, the trust account held approximately $46 million. The entities are variable interest entities under FIN 46(R). We do not consolidate the entities, as we do not bear the majority of the expected losses. We are secondarily liable for rent payments for nine of the 15 hotels in the event that there are cash flow shortfalls and there is no money left in the trust. Future minimum lease payments through the end of the lease term for these nine hotels total approximately $141 million. In addition, we are also secondarily liable for rent payments of up to an aggregate cap of $39 million for the six other hotels in the event that there are cash flow shortfalls.

Mr. Daniel Gordon

Branch Chief

April 9, 2007

Page: 7

As you requested in your letter, and in connection with responding to your comments, Marriott acknowledges that:

•	Marriott is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Marriott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find our explanations responsive to your questions. Please contact Carl Berquist, Executive Vice President, Financial Information and Risk Management, at (301) 380-4326 if you would like to discuss.

Sincerely,

/s/ Arne M. Sorenson

Arne M. Sorenson